Mail Stop 3561



      February 1, 2006

Leon M. McCorkle, Jr.
Executive Vice President,
  General Counsel and Secretary
Wendy`s International, Inc.
P.O. Box 256
4288 West Dublin-Granville Road
Dublin, Ohio  43017-0256

      Re:	Tim Hortons, Inc.
      Amendment No. 1 to Form S-1
      Filed January 19, 2006
		File No. 333-130035

Dear Mr. McCorkle:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General
1. We note that you have listed eleven underwriters on your cover page. Tell us in your response letter whether all of the underwriters listed on the cover page are lead underwriters; if they are not, please remove their names from the cover page.
2. Please confirm in your response letter that the NPD report was not prepared specifically for this filing. If it was prepared specifically for this filing, disclose that fact and file NPD`s consent pursuant to Rule 436.


3. We reissue prior comment 6 and request that you reduce your reliance upon the unnecessary acronym "QSR" throughout the prospectus.
4. Your proposed artwork contains extensive text that merely repeats disclosures elsewhere in your prospectus. Please revise to reduce or eliminate the detailed text appearing with the graphics or photos. Generally, you should only include text to the extent necessary to explain the visuals.

Prospectus Summary, page 1
5. Revise to replace the term "outstanding" in the second paragraph under "Our Company" with a less promotional term. See prior comment
5.

Summary Historical Consolidated Financial and Other Data, page 6 Selected Historical Consolidated Financial and Other Data, page 32
6. We note your response to our prior comment number 10, but continue to believe that average sales per standard restaurant in the US should be disclosed in Canadian dollars, your reporting currency. Note that we will not object to your disclosure of this measure in both Canadian and US dollars if you believe the presentation of US dollar amounts is meaningful to potential investors. However, if this disclosure is provided, we believe it should be accompanied by footnote disclosure explaining why you believe it is meaningful to potential investors.

Risk Factors, page 10
7. Several of your risk factor headings are still so vague or generic that they could apply to any other issuer in any industry. See for example "Failure to successfully implement our growth strategy could harm our business" on page 11, "We are subject to government regulation..." on page 14 and "We will incur increased costs as a result of being a public company" on page 19. These are examples only. Revise the headings so that they specifically relate to you, your business or your industry. Also try to avoid using the phrase
"adversely affect our business" and replace it with meaningful information about the potential impact of these risks on you and your investors.
8. We note your response to our prior comment twelve. Tell us in your response letter whether, as the initial administrator of the 2006 incentive plan, Wendy`s compensation committee will have the ability to determine awards to executive officers or directors during the nine to eighteen months following the completion of the offering, assuming that the spin-off will occur. We may have further comment.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 42
9. Despite the "significant legal, accounting and other expenses" mentioned in the risk factor on page 19 entitled "We will incur increased costs as a result of being a public company," we are unable to locate in MD&A a specific discussion of the increased legal and financial compliance costs you expect to incur as a public reporting company. Please consider revising your disclosure under "Results of
Operations" to address the anticipated impact of these additional costs on your general and administrative expenses in future periods, and quantify the discussion to the extent practicable.

Overview, page 42
10. Your revised disclosure indicates that Wendy`s expects to spin-off all of your common shares that it owns to its shareholders within nine to eighteen months after this offering. Provide a discussion of the possible financial consequences to you, if any, in the event Wendy`s completes the spin-off. For instance, address whether Wendy`s would continue to provide you with administrative support following the spin-off and, if not, disclose the costs that you expect to incur in establishing your own administrative functions.

Our Relationship with Wendy`s, page 43
11. Once you have finalized the various agreements with Wendy`s, please provide quantified disclosure of the financial commitments you will have to Wendy`s, such as payment for the services that
Wendy`s
will provide you following the offering.  Refer to prior comment
25.
12. In the last paragraph under "Overview," you state that you will
enter into the various separation agreements with Wendy`s "[i]mmediately prior to the completion of this offering," while the second paragraph under "Our Relationship with Wendy`s" indicates that
you will enter into the agreements "once we become a public
company."
Revise to clarify how soon you will enter into the agreements.
13. Please include in this section your response to prior comment
25
regarding your basis for not expecting significant changes in your operating results or business trends as a result of becoming an independent public subsidiary of Wendy`s.



Liquidity and Capital Resources, page 60
14. We note the inclusion of the new paragraph at the top of page
63
in response to prior comment 34. Given that you have "historically received significant financing from Wendy`s," as disclosed on page 60, provide an analysis of the impact on you as a result of ceasing to borrow money from Wendy`s.

Management, page 87
15. We note your response to our prior comment 44. Please also disclose whether the executive officers` compensation for duties related to your business during the last fiscal year was governed by employment agreements and with what company the executive officers had such agreements.

Index to Consolidated Financial Statements

Consolidated Statements of Operations, page F-3
16. We note your response to our prior comment number 48, but do not believe you have fully addressed our comment. In this regard, based on the fact that your rental income exceeds 10% of total revenues, please revise to separately disclose in your consolidated statements of operations the amount of rental income earned and the associated cost of sales during each period presented as required by Rule 5-03(b)(1) and (2) of Regulations S-X. Please note that we do not believe including these disclosures in the notes to your financial statements satisfies the requirements outlined in Rule 5-03 of Regulation S-X.
17. Also, as your sales revenues include the sale of coffee, dry goods and equipment to your franchisees, as well as the sales of product from Tim Horton`s restaurants which are operated by the Company or its consolidated franchisees, please revise the notes to your financial statements to include disclosure of the revenues derived from the sale of each of your principal products and services during all periods presented in accordance with paragraph 37 of SFAS
No.131. Please note that we do not believe that sales of products to your franchisees and sales of product from Tim Horton`s restaurants represent "groups of similar products and services" as described in paragraph 37 of SFAS No.131. Also, if you believe it is impracticable to provide these disclosures, tell us and disclose your basis for this conclusion.
18. In addition, as revenue generated from initial franchise fees appear to exceed fifteen percent of your aggregate franchise revenues during all periods presented, and these revenues have been declining as a percentage of your total revenues during the past three years, please revise your consolidated statements of operations or the notes to your financial statements to disclose the amount of revenue derived from initial franchise fees during all periods presented. Also, if the decline in these fees is expected to continue, this matter should also be disclosed. Refer to the guidance outlined in paragraph 22 of SFAS No. 45.
Note 1. Summary of Significant Accounting Policies
Basis of presentation, page F-8
19. We note your response to our prior comments 52 and 54. Please revise your disclosure to clarify that "Tim Hortons Inc. is essentially a shell investment corporation which holds investments and obligations that could readily be carried on the books of Wendy`s
International." Also disclose in this section the fact that "the functional currency of each of the company`s subsidiaries and legal entities is the local currency in which each subsidiary operates, which is either Canadian or the U.S. dollar". This will provide an all inclusive summarization in one section of the basis of presentation as it relates to your functional and reporting currency.
Franchise operations, page F-11
20. We note your response to our prior comment 53 and your revised disclosure. Please also provide a similar disclosure in your interim condensed consolidated financial statements as required by paragraph
23 of SFAS No. 45.
Derivative instruments, page F-13
21. We note from your revised disclosure on page F-13 under the heading "Derivative instruments" that your forward currency contracts to sell Canadian dollars and buy U.S. dollars of $77.3 million and $38.8 million as of December 28, 2003 and January 2, 2005, respectively matured at various dates through January 2005 and June
2005, respectively. In this regard please explain in a note to your consolidated financial statements and interim condensed consolidated financial statements your accounting associated with the maturity of these highly effective cash flow hedges and disclose any related gain or loss. Additionally, revise your consolidated and condensed consolidated financial statements to include the disclosure required by paragraph 45(b) (2) and 47 of SFAS No. 133.
22. We also note your revised consolidated and condensed consolidated statements of comprehensive income on page F-7 and F-40. It is unclear how the amounts of "Unrealized gain/(loss) on foreign currency contracts" on page F-7 and F-40 reconcile to the associated amounts disclosed on page F-13 under the heading " Derivative instruments" and on page F-44 under the heading " Foreign Currency Derivatives." Please reconcile or revise accordingly.
Condensed Consolidate Statements of Cash Flows, page F-37
23. We note your response to our prior comment 70 and your revised disclosure. The revision on page F-37 discloses a distribution of note to Wendy`s of $1,116.0 thousand rather than $1,116.0 million. Please revise accordingly.
Other
24. Please address our comments with respect to the Company`s audited financial statements in the interim financial statements where applicable.
25. We note your responses to various prior comment numbers included in our letter dated December 30, 2005, in which you indicate that responsive changes will be made in a future amendment to the registration statement. Please ensure that the requested disclosures are provided in a future amendment prior to the planned effectiveness of your Form S-1 registration statement. Please note that we may have further comment upon our review of your revised disclosures.


*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


You may contact Jeffrey Jaramillo, Staff Accountant, at 202-551-
3212,
or Linda Cverkel, Accountant Branch Chief, at 202-551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, Michele M. Anderson, Legal Branch Chief, at 202-551-3833, or me, at 202-551-3750, with any other questions.

      					Sincerely,



      					Max A. Webb
      Assistant Director


cc:	via facsimile 202-955-7614
      J. Steven Patterson, Esq.
	Akin Gump Strauss Hauer & Feld LLP


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Mr. McCorkle
Wendy's International, Inc.
February 1, 2006
Page 2